UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRITON RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

89678R 20 3
(CUSIP Number)

O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230
(360) 332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Person: Inventa Holding GmbH
I.R.S. Identification Nos. of above persons (entities only).:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 72,000,000 shares of common stock

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 72,000,000 shares of common stock

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 69.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Triton Resources, Inc., a Nevada corporation (“Triton”). The principal executive offices of Triton are located at #7363 – 146A Street, Surrey, British Columbia, Canada V3S 8Y8.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Inventa Holding GmbH (“Inventa”). The managing directors of Inventa are Manfred Sappok and Dieter Wagels who are also shareholders of Inventa.

Inventa Holding GmbH is a company formed under the laws of Germany with its corporate office at Friedrich-List-Allee 10, 41844 Wegberg-Wildenrath, Germany. Inventa is in the business of investing in developing technologies.

Manfred Sappok has a business address located at Friedrich-List-Allee 10, Wegberg, Germany 41844. Dr. Sappok is a shareholder and one of the managing directors of Inventa. Dr. Sappok is also a managing director of Skyflyer Technology GmbH (“Skyflyer”). Dr. Sappok is principally involved in developing Skyflyer’s proprietary technology. Dr. Sappok is also a managing director of Clyvia Technology GmbH, the wholly owned subsidiary of Clyvia, Inc. Clyvia, through Clyvia Technology, is developing a proprietary technology that utilizes a process known as fractional depolymerization to produce diesel fuel and heating oil from various forms of recyclable waste materials, including vegetable oils, plastics and organic solids. Dr. Sappok is a citizen of Germany.

Dieter Wagels has a business address located at Friedrich-List-Allee 10, Wegberg, Germany 41844. Mr. Wagels is a shareholder and one of the managing directors of Inventa. Mr. Wagels is also a managing director of Skyflyer. In addition to his responsibilities with Inventa and Skyflyer, Mr. Wagels owns and operates Dast GmbH in Wegberg, Germany, a custom manufacturer of precision machinery and parts. Mr. Wagels is also a managing director of Clyvia Technology. Mr. Wagels is a citizen of Germany.

During the past five years, neither of Inventa, Mr. Sappok or Mr. Wagels have been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 19, 2006, Inventa transferred to Triton all of the outstanding shares of Skyflyer Technology GmbH (“Skyflyer”) in consideration for 33,000,000 shares in the common stock of Triton. Concurrently, Inventa acquired an additional 39,000,000 shares of Triton’s common stock from Perry Augustson, formerly Triton’s sole director, and its former Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. In consideration for the 39,000,000 shares acquired from Mr. Augustson, Inventa paid $9,000 out of its own funds.

ITEM 4. PURPOSE OF TRANSACTION

On April 19, 2006, pursuant to a share purchase agreement (the “Share Purchase Agreement”) between Inventa, Skyflyer, Triton and Perry Augustson, Triton acquired a 100% ownership interest in Skyflyer (the “Acquisition”). The

CUSIP No.

purpose of the Acquisition was to allow Triton to acquire rights to the technologies being developed by Skyflyer and to allow Skyflyer to gain access to public equity markets.

Pursuant to the Share Purchase Agreement, Triton issued to Inventa 33,000,000 shares of its common stock. In addition, Mr. Augustson transferred 39,000,000 shares of Triton’s common stock to Inventa, being all of the shares of Triton owned by Mr. Augustson. The shares of Triton acquired by Inventa were acquired for investment purposes.

In connection with the Acquisition, effective on April 19, 2006, Mr. Augustson resigned as a director and as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of Triton. Upon the tendering of Mr. Augustson’s resignations, Rolf G. Horchler was appointed as Triton’s sole director and as Triton’s Chief Executive Officer, President and Chief Financial Officer and John Boschert was appointed as Triton’s Treasurer and Secretary.

Other than as described above, there are no plans or proposals that Inventa is aware of which relate to or would result in a material change to Triton.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of April 19, 2006, Inventa beneficially owns the following securities of Triton:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
Inventa Holding GmbH	Common Stock	72,000,000 (direct)	69.8%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of April 19, 2006, Triton had 103,200,000 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Triton Shares:

All of the 72,000,000 shares of Triton’s common stock beneficially owned by Inventa are owned directly by Inventa which possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

Inventa has effected the following sales of Triton’s securities during the 60 days prior to April 19, 2006:

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Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2006	INVENTA HOLDING GMBH

/s/ Manfred Sappok
Per: Manfred Sappok, Managing
Director